NEWS RELEASE No. 04-06

March 30, 2006

ASX Symbol - AGY

Progress Report on Lac Panache Nickel-Copper-Gold-Platinum-Palladium Project in Ontario, Canada

“Argosy Minerals Inc (“Argosy”) is pleased to report progress at its Lac Panache project as follows:”

Summary

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Argosy completed 900 metres of trenching on known targets at Lac Panache

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Approximately 2.5 km of new access trails were generated

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129 rock samples were submitted for assay at SGS Canada Inc

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Grab outcrop samples of sulphide-bearing gabbro from Sawmill Bay returned strongly anomalous platinum + palladium + gold (up to 2.2 ppm) and copper (up to 0.59%) grades

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Argosy will obtain costing for an IP geophysical survey to help prioritise areas in Sawmill Bay for future trenching

In the 2nd half 2005 Argosy commenced a program of trail construction and trenching of known geophysical and geochemical anomalies at its Lac Panache Project, southwest of Sudbury, Ontario.

Field activities included reconnaissance-scale sampling of the three smaller claim block areas (Brazil Lake, Little Panache and Norwest) and more detailed mapping and sampling within the larger Panache claim block. Activities in the Panache claim block were mainly at Boundary Prospect. Approximately 2.5 km of new access trails plus 900 metres of trenching (measured along the long axis of the trench) were completed. A total of 129 rock samples were collected during the field program and these were submitted to SGS Canada Inc for assaying. Of the total number of samples, 62 were channel samples with a cumulative length of 122.7 metres and an average length of about 2 metres.

Sawmill Bay Prospect Geology and Sampling

Reconnaissance-scale rock chip sampling was conducted across the eastern end of the Nipissing Gabbro at Sawmill Bay in order to help define areas for future trenching and possible drilling. Sampling by earlier explorers identified anomalous concentrations of gold, platinum, palladium, copper and nickel in sulphide-bearing gabbroic rocks belonging to the Nipissing Gabbro.

A total of 45 grab samples of outcrop/subcrop were taken along a 2.9 km long interval of gabbro. A central 1km length of strike in which 25 samples were collected returned 11 samples with greater than 0.2% copper (maximum of 0.59% copper), 5 with greater than 0.1% nickel

Argosy Minerals Inc.

News Release 04-06

(maximum of 0.17%), and 6 with greater than 1ppm platinum+palladium+gold (maximum of 2.213 ppm). Samples carrying anomalous grades are metagabbro with disseminated and/or fracture-controlled sulphides (chalcopyrite, pyrrhotite, pyrite and pentlandite). The metagabbro is typically a weakly metamorphosed gabbro in which the mafic phases exhibit alteration to biotite and amphibole.

Boundary Prospect Geology and Sampling

All of the trenching and most of the channel sampling activities that took place during the field program were carried out at Boundary Prospect. Trenching was carried out by means of an excavator that removed topsoil and overburden (mostly less than 2m thick) and stockpiled the material adjacent to the trench. The trench was then washed down to expose bedrock. A portable Stihl diamond blade cutter was used to cut a set of parallel slots from which the channel sample was extracted. Individual channel samples, averaging 2m in length, range from 1.4 – 2.6m in length and 8 – 25 kg in weight.

A ground IP/resistivity geophysical survey carried out in 2000 by a previous explorer identified a series of chargeability/conductivity anomalies that are related to the presence of sulphides. Some of these anomalies had been investigated in 2000 by means of trenching and channel sampling. Argosy focused on trenching of anomalies and their extensions not previously investigated.

A roughly linear NW-trending conductivity anomaly within the southern half of the geophysical survey area is located along the southern contact zone between Nipissing Gabbro and Espanola Formation.  As a result of the recent trenching program this contact zone, up to 14m in thickness, has now been traced for some 960m. The mineralogy of the zone changes along strike from a sulphide and magnetite bearing skarn-style assemblage, within the NW half, to a quartz +/- calcsilicates +/- sulphides vein/breccia/replacement style of mineralisation to the SE. Sulphide minerals in the skarn are chalcopyrite, pyrite and pyrrhotite; magnetite is locally abundant.

Channel sampling was carried out at 7 locations along the strike of the contact zone with a total of 30 channel samples being collected. Copper assays ranged between 19 ppm in quartz vein material at the eastern end of the contact zone to 2m with 0.49% copper (within 6m @ 0.34% copper and 0.17% nickel) in quartz-pyrite breccia near the central part.

The strong chargeability anomaly along the gabbro’s northern contact was intersected in two trenches. In each the anomaly was found to be caused by the presence of disseminated pyrite and pyrrhotite within metaconglomerates belonging to the Bruce Formation.

Isolated chargeability anomalies within the Nipissing Gabbro are related to zones of disseminated and fracture-controlled sulphides (mainly pyrrhotite and chalcopyrite with minor pentlandite). Channel sampling of Nipissing gabbro returned only weakly anomalous grades, best being 6m with 0.27ppm platinum+palladium+gold. The best grab sample returned 0.57ppm.

Little Panache Claim Block

Consisting of two claim units, the Little Panache claim block is located north of the main Panache claim block.  Two outcrop samples were collected during a brief reconnaissance visit to the property.

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News Release 04-06

A composite outcrop grab sample taken across a 5m x 5m area of chalcopyrite-bearing quartz stockwork veining in quartzite returned 0.6 ppm gold and 1.38% copper. A grab outcrop sample of silicified limestone cut by stockwork quartz veining assayed 0.18 ppm gold and 3.48% copper. Separated by 450 metres, further investigations will be needed to determine continuity of mineralisation between and around the two areas sampled.

Planning

Argosy is in the process of obtaining a quotation for carrying out an IP geophysical survey at Sawmill Bay over the prospective sulphide-bearing gabbro that returned highly anomalous platinum + palladium + gold + copper + nickel grades over a 1 km strike length. The geophysical survey will help prioritise areas for subsequent trenching and channel sampling.

The information in this report that relates to Exploration Results is based on information compiled by George Katchan, who is a Member of the Australasian Institute of Mining and Metallurgy. George Katchan is a full-time employee of Argosy Minerals Inc. George Katchan has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. George Katchan consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

ON BEHALF OF THE BOARD

Peter Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer	Cecil R Bond, Director
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.